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                                                                  EXHIBIT 23(3)

                             ACCOUNTANTS' CONSENT

The Board of Directors
Bristow Helicopters Group Limited

We consent to the incorporation by reference in the registration statement on Form S-3 of Offshore Logistics, Inc. filed on March 14, 1997 of our report dated 15 April 1996 with respect to the consolidated balance sheets of Bristow Helicopters Group Limited and subsidiaries at 31 December 1995 and 1994, and the related consolidated profit and loss accounts, reconciliation of movements in shareholders' funds, statements of total recognized gains and losses, and cash flow statements for each of the years in the three-year period ended 31 December 1995, which report appears in the Form 8-K of Offshore Logistics, Inc. dated January 4, 1997.

KPMG
Chartered Accountants
Registered Auditors
London, England

June 12, 1997